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                                                                   EXHIBIT 99.11

Case No. CV 94-06187
Dept. No. 5


            IN THE  SECOND JUDICIAL DISTRICT OF THE STATE OF NEVADA

                        IN AND FOR THE COUNTY OF WASHOE



CHARLES MILLER, On Behalf
of Himself and All Others
Similarly Situated,

                    Plaintiff,

     vs.                         CLASS ACTION COMPLAINT

MAGMA POWER COMPANY,
THE DOW CHEMICAL COMPANY,
LESTER L. COLEMAN, WILLIAM
R. KNEE, JOHN D. ROACH,
RALPH W. BOEKER, THOMAS C.
HINRICHS, PAUL M. PANKRATZ,
JAMES D. SHEPARD, ROGER L.
KESSELER, BENT PETERSEN,
J. PEDRO REINHARD, and
LOUIS A. SIMPSON,
                    Defendants.
_______________________________

     Plaintiff alleges upon information and belief as follows:

                                  THE PARTIES

    1. Plaintiff is and has been at all times relevant hereto the owner of shares of the common stock of Magma Power Company ("Magma" or the "Company").

    2. Magma is a corporation organized and existing under the laws of the State of Nevada, with its principal place of business at 4365 Executive Drive, Suite 900, San

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Diego, California 92121. Magma is principally engaged in the generation of electricity from geothermal resources, and in the acquisition of, exploration for and development of geothermal resources. Magma had, as of February 17, 1994, over 24 million shares of common stock outstanding.

    3. Defendant Dow maintains its principal place of business in Midland, Michigan. Five out of the eleven members of the Magma Board of Directors were or are presently officers and/or directors of Dow. By virtue of its stock ownership, and the fact that many of the key officers and/or directors of Magma are or were employed by Dow, Dow is a controlling shareholder of Magma; as such, Dow is in a fiduciary relationship with plaintiff and other public shareholders of Magma and owes plaintiff and other members of the Class (defined below) the highest obligations of good faith, fair dealing, loyalty and the utmost candor.

    4. (a) Defendant Ralph W. Boeker ("Boeker") is and was since March 1, 1993, President and a director, and, as of January, 1994, Chief Executive Officer of the Company. Boeker was employed by Dow from 1959 through March 1993, where he served in various executive capacities, including Group Vice President and was a member of the Operating Board of Dow Chemical U.S.A. and the Dow Management Committee.

       (b) Defendant Thomas C. Hinrichs ("Hinrichs") is and has been at all relevant times Vice President of Magma and a director.

       (c) Defendant Roger L. Kesseler ("Kesseler") is and has been at all relevant times a director of Magma. Additionally, Kesseler serves as Controller and a Vice President of Dow.

       (d) Defendant William R. Knee ("Knee") is and was at all relevant times a director of Magma and Director of Technology Centers for Dow.


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        (e) Defendant Paul M. Pankratz ("Pankratz") was, until March, 1993,
Chairman, President and Chief Executive Officer of Magma, and currently serves as Chairman of the Board of the Company. Pankratz also served in various capacities at Dow from 1957 util 1992.
        (f) Defendant J. Pedro Reinhard ("Reinhard") is a director of Magma and serves as Treasurer and a Vice President of Dow.
        (g) Defendant James D. Shepard ("Shepard") is and has been a director of Magma, a former Vice President and Treasurer of Magma, and is co-trustee of the B.C. McCabe Living Trust and B.C. McCabe Foundation. Shepard also serves as a shareholder relations consultant to the Company.
        (h) Defendant Louis A. Simpson ("Simpson") is and was at all relevent times a director of the Company and also serves on the board of Salomon, Inc., an entity which has provided financial advisory and underwriting services to Magma in the past.
        (i) Defendants Lester L. Coleman ("Coleman"), Bent Petersen ("Petersen") and John D. Roach ("Roach") are and have been at all relevant times directors of Magma.
    5. The defendants named in paragraph 4 above ("Individual Defendants") owe their allegiance to Dow who, as Magma's controlling shareholder, is responsible for their relationship and positions on Magma's Board, and for the accompanying benefits and remuneration they receive as a result of their Magma board positions. Thus, the Individual Defendants are incapable of placing the interests of Magma's minority stockholders over that of Dow.

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    6. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Magma and owe to plaintiff and other members of the Class the highest obligations of good faith, fair dealing and full disclosure.

                           CLASS ACTION ALLEGATIONS

    7. Plaintiff brings this action on his own behalf and as a class action, on behalf of all public stockholders of Magma, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.
    8. This action is properly maintainable as a class action.
    9. The Class is so numerous that joinder of all members is impracticable. There are approximately 24 million shares of Magma outstanding and traded. Members of the Class are located throughout the United States. Magma's stock trades on the New York Stock Exchange.
    10. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.
    11. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action,. The likelihood of individual class members prosecuting separate claims is remote.
    12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other

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members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     13. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

                              FACTUAL BACKGROUND
                              ------------------

     14. On or about September 19, 1994, California Energy Co. ("CEC") reported through the financial news wire services that it had transmitted a letter to Magma proposing the acquisition of Magma by CEC for approximately $840 million. Pursuant to the offer, Magma shareholders would receive $25 cash per share and CEC stock valued at $10 per share market value.

     15. According to the letter transmitted by CEC to Magma, as reported by The Wall Street Journal and Dow Jones news wire, the two companies had discussed a possible business combination over the preceding 12 months, and had spoken just days prior to the transmission of the CEC letter.

     16. The terms of the CEC letter indicated that CEC desired to effectuate a "friendly" transaction and, to that end, offered to meet with the Individual Defendants to negotiate in good faith all aspects of the CEC proposal.

     17. A combination of Magma and CEC would be beneficial; both companies have, in recent years, focused on developing interests in the Philippines and other parts of Southeast Asia.

     18. In response, on September 20, 1994, Magma transmitted a brief letter to CEC Chairman David Sokol which stated that the Company would consider CEC's offer in "due course". Thereafter, on September 22, 1994, Magma announced that it retained

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Goldman, Sachs & Co. and Shearman & Sterling as financial and legal advisors to review CEC's offer.

    19. However, less than two weeks later, on October 3, 1994 Magma announced that the Individual Defendants adopted a stockholder rights plan (commonly referred to as a "poison pill") which entitles each stockholder to buy one one-thousandth of a newly issued share of Series A Preferred Stock at an exercise price of $125.00. The rights will be triggered if a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock or commences a lender or exchange offer, upon consummation of which the person or group would beneficially own 20% or more of the Company's outstanding common stock. The effect of the poison pill is to make a disfavored takeover prohibitively expensive.

    20. Magma stated that the poison pill is designed to guard against partial tender offers, such as that contemplated by CEC, and other "abusive tactics" that might be used to gain control of Magma without paying its public stockholders a fair price.

    21. On October 3, 1994, Magma also announced that its Board (i.e. the Individual Defendants) amended the Company's by-laws "to remove the ability of stockholders to act by written consent." Pursuant to a consent solicitation, board members can be replaced by the written consent of holders representing a majority of Magma's total outstanding shares.

    22. Additionally, on October 3, 1994, Magma filed suit against CEC in a Nevada state court seeking a declaration that a Nevada law barring business combination transactions between a target company and any interested shareholder for three years, unless the interested shareholder obtains advance approval of the Board, be declared

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valid and binding upon CEC. The suit also seeks a declaration that Magma acted properly in adopting the poison pill and amending the by-laws.

    23. On October 4, 1994, CEC announced it was offering $35 per share for 51% of Magma; if that offer was accepted it would trigger the poison pill.

    24. It is clear that the true motives of the actions taken by defendants is to maintain defendants' absolute power to dictate the Company's destiny. In this regard, Dow, Magma's controlling shareholder, currently has numerous contracts and agreements with Magma, including (a) a 1993 Technical Services Agreement, pursuant to which Dow has agreed to provide technical services for the Company's geothermal power plants until January 1, 2000, and for which it will be paid $550,000 in 1994; and (b) a 1994 Engineering and Construction Management Services Agreement, pursuant to which Dow Engineering Company provides engineering, procurement and construction management services to Magma. These and other present and future arrangements between Dow and Magma are threatened by the possibility of CEC acquiring control of Magma.

    25. The actions of the defendants constitute a gross misuse of corporate assets to subsidize the entrenchment of corporate officers and directors.

    26. The defendants' unwillingness to seriously consider CEC's offer, and the defensive mechanisms they have thrown up against it, stem from their attempt to entrench themselves in their positions of control of the Company, and to continue to reap the very generous economic benefits resulting from their continued control of the Company.
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                               CLAIM FOR RELIEF
                           BREACH OF FIDUCIARY DUTY
                           ------------------------

    27. It is apparent from the reflexive negative reactions of the defendants to CEC's offer for the Company, their failure to seriously negotiate with CEC for an even higher price for the shareholders' stock than the substantial amount being offered, and their implementation of defensive measures designed to make impossible any unfriendly bid, no matter how generous, that defendants have forsaken the interests of Magma's stockholders in maximizing stockholder values to further their own interests in entrenching present management or avoiding tax consequences adverse to them personally.

    28. As members of the Board of Directors of Magma, the Individual Defendants owe its stockholders certain fiduciary duties. These duties include the highest obligations of due care, good faith, loyalty and candor. The Individual Defendants have breached, are breaching, and will continue to breach their fiduciary duties by at least the following:

        (a) By embarking on a scheme of entrenchment pursuant to which they have made decisions on matters of corporate control based on the benefits those decisions will confer on themselves, incumbent management and their affiliates. Actions, including the adoption of the poison pill and the amendment to the by-laws, have been taken and are being considered in this regard without adequate consideration of the interests of other stockholders to the detriment of Class members;

        (b) By failing to respond in a reasonable and informed manner to CEC's announcement regarding its proposed acquisition of the Company and CEC's willingness to negotiate; and
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        (c) By failing to inform themselves as to other potential acquirors for the Company so as to maximize stockholder value.

    29. Defendants' adoption of the poison pill, the amendment to the by-laws and institution of litigation against CEC, while refusing to negotiate with CEC or to pursue other beneficial alternatives for stockholders, are not reasonable responses to any perceived threat to the Company posed by CEC and constitute a breach of the Individual Defendants' fiduciary duties owed to plaintiff and the other members of the Class.

    30. At all times herein mentioned, the Individual Defendants were fiduciaries and owed fiduciary duties to plaintiff and all of the stockholders of Magma, including, but not limited to, the obligation to adequately consider in a timely and on an informed basis, any proposal made by CEC, as well as all other reasonable tender and/or other offers from third parties, not to put their own self-interests and personal considerations ahead of the interests of the stockholders, and to make corporate decisions in good faith. By virtue of their actions described above, the defendants have displayed their predisposition and determination to reject and thwart tender and/or other offers and proposals by third paries for enhanced stockholder value, as well as to squander corporate assets in order to solidify their control of the Corporation (through the institution of defensive litigation), so as to preserve and protect their own emoluments and positions with the Company, all in violation of their fiduciary duties, and to the detriment of the stockholders of the Company.

    31. By virtue of the acts and conduct alleged herein, the defendants, including Dow, are carrying out a preconceived plan to entrench themselves in office and to thwart a potential acquisition of the Company, as well as a fair and open auction of the Company that could maximize stockholder value, and instead have acted to protect their
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own personal financial interests at the expense of plaintiff and other members of the Class. As a result of the steps taken by the defendants to thwart a takeover, including adoption of the poison pill, the by-law amendment and litigation against CEC, plaintiff and the Class have been and will continue to be damaged.

    32. Dow, as a controlling shareholder, owes the same or similar fiduciary duties to plaintiff and the Individual Defendants, and has breached those duties by virtue of the actions taken above, or aided and abetted such breaches.

    33. By reason of the foregoing acts, practices and courses of conduct, defendants have failed to use ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Magma stockholders.

    34. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class and may benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

    35. Plaintiff and the other members of the Class have no adequate remedy at law.

                               PRAYER FOR RELIEF
                               -----------------

    WHEREFORE, plaintiff demands judgment as follows:

    1. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

    2. Declaring that defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;
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    3. Directing the defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

        (a) Undertake an appropriate evaluation of alternatives designed to maximize value for Magma's public stockholders;

        (b) Adequately ensure that no conflicts of interests exist between defendants' own interest and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all the conflicts would be resolved in the best interests of Magma's public stockholders; and

        (c) Act independently, by, among other things, appointing a disinterested committee so that the interests of Magma's public stockholders would be protected, or alternatively, appointing a shareholder committee to review all bona fide offers;

    4. Granting injunctive relief with respect to the implementation of the poison pill until Magma adequately considers all proposals;

    5. Requiring the defendants to redeem, if appropriate, the poison pill in a manner designed to maximize stockholder value;

    6. Enjoining defendants from erecting any unlawful barriers to the acquisition of the Company by any third party which would make Magma less attractive as an acquisition candidate;

    7. Awarding plaintiff and the Class compensatory and/or rescissory damages;

    8. Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and
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    9. Granting such other and further relief as this Court may deem just and proper.

    DATED: October 4, 1994

                                      ANDERSON, PEARL, HARDESTY,
                                       LYLE, MURPHY & BENNETT


                                      /s/ James W. Hardesty
                                      ---------------------------------
                                      JAMES W. HARDESTY
                                      245 East Liberty St, 3rd Floor
                                      P.O. Box 21150
                                      Reno, NV 89515-1150
                                      Telephone: 702/348-5000

                                      MILBERG WEISS BERSHAD
                                       HYNES & LERACH
                                      WILLIAM S. LERACH
                                      PATRICK J. COUGHLIN
                                      600 West Broadway, Suite 1800
                                      San Diego, CA 92101
                                      Telephone: 619/231-1058

                                      GOODKIND LABATON RUDOFF
                                       & SUCHAROW
                                      JONATHAN M. PLASSE
                                      EMILY C. KOMLOSSY
                                      100 Park Avenue, 12th Floor
                                      New York, NY 10017
                                      Telephone: 212/907-0700

                                      Attorneys for Plaintiff